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                              October 4, 2023

       Tom L. Ward
       Chief Executive Officer
       Mach Natural Resources LP
       14201 Wireless Way, Suite 300
       Oklahoma City, Oklahoma 73134

                                                        Re: Mach Natural
Resources LP
                                                            Registration
Statement on Form S-1
                                                            Filed September 22,
2023
                                                            File No. 333-274662

       Dear Tom L. Ward:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 12, 2023 letter.

       Registration Statement on Form S-1

       Prospectus Summary
       Expected Refinancing Transaction, page 11

   1. You disclose here that the BCE-Mach III credit facility, and potentially the BCE-Mach credit facility
depending on the net proceeds of this offering, will remain outstanding after this offering. However,
your disclosure under Use of Proceeds and elsewhere states that you intend to use the
net proceeds of this offering to repay in full and terminate the BCE-
                                                        Mach credit facility.
Please advise or revise.
 Tom L. Ward
FirstName  LastNameTom   L. Ward
Mach Natural  Resources LP
Comapany
October    NameMach Natural Resources LP
        4, 2023
October
Page 2 4, 2023 Page 2
FirstName LastName
Summary of Reserve, Production and Operating Data
Summary of Reserves, page 25

2. Please expand your disclosure to include an explanation for the significant decrease in proved developed, undeveloped and total proved reserves, total proved reserves standardized measure and PV-10 during the period from December 31, 2022 to June 30,
         2023.
Business and Properties
Preparation of Reserve Estimates, page 128

3. Please expand your discussion to clarify that the estimates of probable undeveloped reserves as of June 30, 2023 are part of a development plan and a budget, supported by a reasonable expectation of the financing required to fund the development costs disclosed in the Risk Factor on page 32 with respect to such reserves, that is reviewed annually and adopted by management. Refer to Rule 4-10(a)(26) of Regulation S-X and Question
         131.04 in our Compliance and Disclosure Interpretations regarding Oil and Gas Rules.
Exhibits

4. We note your response to prior comment 1 and reissue the comment in part as we are unable to locate the disclosure revisions to Exhibit 99.4. Please obtain and file a revised reserves report, Exhibit 99.4, that clearly and consistently includes the producing status category relating to the probable reserves included in the report. For example, revise the
         column header    Probable    on page one and the column header
Probable Midstream    on
         page 3. Refer to the disclosure requirements in Items 1202(a)(2) and
(a)(8)(ix) of
         Regulation S-K.
       You may contact Lily Dang, Staff Accountant, at 202-551-3867 or Robert Babula, Staff
Accountant, at 202-551-3339 if you have questions regarding comments on the financial statements and related matters. For engineering related questions, contact Sandra Wall,
Petroleum Engineer, at 202-551-4727 or John Hodgin, Petroleum Engineer, at 202-551-3699.
Please contact Michael Purcell, Staff Attorney, at 202-551-5351 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation
cc:      Michael Rigdon